MERIDIAN FUND, INC.
Top 10 Holdings
as of
12/31/2006
Top 10 Holdings
Meridian Equity Income Fund

		Percentage
Holding	Market Value	of Portfolio
ABM Industries, Inc.	$957,454	2.6%
Waddell & Reed Financial, Inc. Class A	947,340	2.6
BellSouth Corp.	938,667	2.6
Stanley Works (The)	932,880	2.6
Carnival Corp.	929,498	2.6
Leggett & Platt, Inc.	927,320	2.6
RPM International, Inc.	925,427	2.6
Hubbell, Inc. Class B	920,024	2.5
Lincoln National Corp.	917,980	2.5
Chevron Corp.	916,551	2.5

Net Assets	$36,254,620
Meridian Growth Fund

		Percentage
Holding	Market Value	of Portfolio
American Tower Corp. Class A	$57,500,672	3.1%
Willis Group Holdings, Ltd.	50,945,150	2.7
Diebold, Inc.	50,249,945	2.7
DaVita, Inc.	47,728,008	2.6
Royal Caribbean Cruises, Ltd.	47,585,552	2.5
Mercury General Corp.	45,858,015	2.5
DENTSPLY International, Inc.	45,551,100	2.4
Cognos, Inc. (Canada)	45,413,730	2.4
RPM International, Inc.	45,197,813	2.4
CBRL Group, Inc.	43,716,555	2.3

Net Assets	$1,867,776,872
Meridian Value Fund

		Percentage
Holding	Market Value	of Portfolio
Safeway, Inc.	$51,366,528	2.9%
Pactiv Corp.	50,315,762	2.9
Waste Management, Inc.	47,510,517	2.7
Willis Group Holdings, Ltd.	45,745,920	2.6
Allied Waste Industries, Inc.	45,672,098	2.6
JPMorgan Chase & Co.	44,436,000	2.5
Baxter International, Inc.	44,177,197	2.5
International Flavors & Fragrances, Inc.	42,331,676	2.4
Alltel Corp.	39,402,720	2.2
Anheuser-Busch Cos., Inc.	39,094,320	2.2

Net Assets	$1,752,686,124

Top Ten Sectors
12/31/2006
Meridian Equity Income Fund

	Market	Pct.
Sector	Value	Assets

Industrial Services	$2,779,028	7.7%
Brokerage & Money Management	$1,852,644	5.1%
Industrial Products	$1,835,048	5.1%
Electrical Equipment	$1,823,869	5.0%
Insurance	$1,823,618	5.0%
Diversified Operations	$1,816,765	5.0%
Paper/Forest Products	$1,805,146	5.0%
Banking	$1,802,078	5.0%
Basic Materials	$1,794,768	4.9%
Retail	$1,728,652	4.8%

Total Net Assets	$36,254,620
Meridian Growth Fund

	Market	Pct.
Sector	Value	Assets

Retail	$219,754,801	11.8%
Healthcare Services	$161,821,801	8.7%
Industrial Services	$137,763,297	7.4%
Healthcare Products	$131,156,130	7.0%
Banking	$102,973,931	5.5%
Brokerage & Money Management	$83,943,252	4.5%
Tech-Software	$83,048,327	4.4%
Industrial Products	$82,542,842	4.4%
Consumer Services	$79,526,419	4.2%
Leisure & Amusement	$76,569,389	4.1%

Total Net Assets	$1,867,776,872
Meridian Value Fund

	Market	Pct.
Sector	Value	Assets

Consumer Products	$146,451,884	8.4%
Industrial Services	$141,519,051	8.1%
Banking	$134,006,929	7.6%
Retail	$127,435,452	7.3%
Technology	$107,887,728	6.2%
Healthcare Products	$89,912,083	5.1%
Industrial Products	$88,713,936	5.1%
Consumer Products/Food & Beverage	$81,425,996	4.6%
Insurance	$74,915,150	4.3%
Energy	$68,759,512	3.9%

Total Net Assets	$1,752,686,124

MERIDIAN FUND, INC.
Meridian Equity Income Fund
Performance Update                     12/31/2006
Note:     The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

						Average Annual
Period	NAV	Dividend	Inception to	For the period ending		Compound Rate of
Ending	per share	Paid	Date (%)	31-Dec-06	Total Return	Return
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%	One Year	19.56%	19.56%
12/31/2006	12.24	0.28	26.72	Three Years
				Five Years
				Ten Years
				Since Inception (01/31/05)	26.72%	13.16%
Portfolio @                     12/31/2006

APPAREL - 2.5%
VF Corp.

AUTO COMPONENTS - 2.4%
Autoliv, Inc. (Sweden)

BANKING - 5.0%
Comerica, Inc.
Regions Financial Corp.

BASIC MATERIALS - 4.9%
PPG Industries, Inc.
Rohm & Haas Co.

BROKERAGE & MONEY MANAGEMENT - 5.1%
Federated Investors, Inc. Class B
Waddell & Reed Financial, Inc. Class A

BUSINESS PRODUCTS - 2.5%
Diebold, Inc.

BUSINESS SERVICES - 2.5%
R. R. Donnelley & Sons Co.

CHEMICALS - 2.5%
RPM International, Inc.

CONSUMER PRODUCTS - 2.5%
Reynolds American, Inc.

DIVERSIFIED OPERATIONS - 5.0%
3M Co.
E.I. du Pont de Nemours & Co.

ELECTRICAL EQUIPMENT - 5.0%
Emerson Electric Co.
Hubbell, Inc. Class B

FURNITURE & FIXTURES - 2.5%
Leggett & Platt, Inc.

HEALTHCARE PRODUCTS - 2.5%
Johnson & Johnson

INDUSTRIAL PRODUCTS - 5.1%
Bemis Co.
Stanley Works (The)

INDUSTRIAL SERVICES - 7.7%
ABM Industries, Inc.
Genuine Parts Co.
Waste Management, Inc.

INSURANCE - 5.0%
Lincoln National Corp.
Mercury General Corp.

INSURANCE BROKERS - 2.5%
Willis Group Holdings, Ltd. (United Kingdom)

LEISURE & AMUSEMENT - 2.6%
Carnival Corp.

OFFICE SUPPLIES - 2.5%
Avery Dennison Corp.

OIL & GAS - 2.5%
Chevron Corp.

PAPER/FOREST PRODUCTS - 5.0%
Kimberly-Clark Corp.
Sonoco Products Co.

RESTAURANTS - 2.5%
IHOP Corp.

RETAIL - 4.8%
Cato Corp. (The) Class A
Limited Brands, Inc.

TELECOMMUNICATIONS SERVICES - 2.6%
BellSouth Corp.

TOYS - 2.5%
Mattel, Inc.

Breakdowns -
Common Stock Cost	$28,817,435
Common Stock %	90.2%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	9.8%

MERIDIAN FUND, INC.
Meridian Growth Fund
Performance Update                     12/31/2006
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

						Average Annual
Period	NAV	Dividend	Inception to	For the period ending		Compound Rate of
Ending	per share	Paid	Date (%)	31-Dec-06	Total Return	Return
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%	One Year	15.81%	15.81%
12/31/1985	13.01	0.10	31.24	Three Years	33.00%	9.97%
12/31/1986	13.57	1.23	48.37	Five Years	61.64%	10.08%
12/31/1987	11.51	1.24	36.86	Ten Years	231.30%	12.73%
12/31/1988	13.59	0.00	61.59	Fifteen Years	492.22%	12.59%
12/31/1989	15.09	1.12	93.28	Since Inception (8/1/84)	1777.87%	13.98%
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.12	1777.87
Portfolio @                     12/31/2006

AEROSPACE/DEFENSE - 2.3%
BE Aerospace, Inc.*

APPAREL - 2.3%
Carter’s, Inc.*

BANKING - 5.5%
Annaly Capital Manangement, Inc. REIT
SVB Financial Group*
UCBH Holdings, Inc.

BROKERAGE & MONEY MANAGEMENT - 4.5%
Affiliated Managers Group, Inc.*
T. Rowe Price Group, Inc.

BUSINESS PRODUCTS - 2.7%
Diebold, Inc.

BUSINESS SERVICES - 2.3%
CSG Systems International, Inc.*

CELLULAR COMMUNICATIONS - 3.1%
American Tower Corp. Class A*

CHEMICALS - 2.4%
RPM International, Inc.

CONSTRUCTION - 1.8%
Granite Construction, Inc.

CONSUMER SERVICES - 4.2%
Regis Corp.
Rollins, Inc.

HEALTHCARE PRODUCTS - 7.0%
C. R. Bard, Inc.
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*

HEALTHCARE SERVICES - 8.7%
Apria Healthcare Group, Inc.*
Cerner Corp.*
DaVita, Inc.*
Laboratory Corp. of America Holdings*

HOTELS & LODGING - 2.1%
Las Vegas Sands Corp.*

INDUSTRIAL PRODUCTS - 4.4%
Airgas, Inc.
Dionex Corp.*

INDUSTRIAL SERVICES - 7.4%
Allied Waste Industries, Inc.*
EGL, Inc.*
Republic Services, Inc.
United Rentals, Inc.*

INSURANCE - 2.4%
Mercury General Corp.

INSURANCE BROKERS - 2.7%
Willis Group Holdings, Ltd. (United Kingdom)

LEISURE & AMUSEMENT - 4.1%
Royal Caribbean Cruises, Ltd.
Winnebago Industries

RESTAURANTS - 3.7%
CBRL Group, Inc.
Ruby Tuesday, Inc.

RETAIL - 11.8%
Bed Bath & Beyond, Inc.*
Claire’s Stores, Inc.
Foot Locker, Inc.
PetSmart, Inc.
Ross Stores, Inc.
Zale Corp.*

TECHNOLOGY - 1.0%
Zebra Technologies Corp. Class A*

TECH-HARDWARE - 1.7%
Vishay Intertechnology, Inc.*

TECH-SOFTWARE - 4.4%
Advent Software, Inc.*
Cognos, Inc. (Canada)*

TRANSPORTATION - 1.2%
AirTran Holdings, Inc.*

WHOLESALE - 1.6%
United Stationers, Inc.*

Breakdowns -
Common Stock Cost	$1,421,630,861
Common Stock %	95.3%
US Treasury Bills	1.6%
Cash and Other Assets Less Liabilities	3.1%

REIT — Real Estate Investment Trust

*    Non-income producing securities

MERIDIAN FUND, INC.
Meridian Value Fund
Performance Update                     12/31/2006
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

						Average Annual
Period	NAV	Dividend	Inception to	For the period ending		Compound Rate of
Ending	per share	Paid	Date (%)	31-Dec-06	Total Return	Return
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%	One Year	18.67%	18.67%
12/30/1995	11.91	0.00	19.10	Three Years	40.57%	12.02%
12/31/1996	14.85	0.86	57.62	Five Years	64.07%	10.41%
12/31/1997	15.86	2.23	91.30	Ten Years	401.71%	17.50%
12/31/1998	18.32	0.47	127.54	Since Inception (2/94)	690.76%	17.40%
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
Portfolio @                     12/31/2006

AEROSPACE/DEFENSE - 1.9%
BE Aerospace, Inc.*

AGRICULTURE - 2.0%
Bunge, Ltd.

APPAREL - 2.1%
Liz Claiborne, Inc.

BANKING - 7.6%
AMVESCAP PLC ADR (United Kingdom)
Annaly Capital Management, Inc. REIT
JPMorgan Chase & Co.
Regions Financial Corp.
Stewart Information Services Corp.

BASIC MATERIALS - 1.2%
Barrick Gold Corp. (Canada)

BROKERAGE & MONEY MANAGEMENT - 1.4%
Federated Investors, Inc. Class B

BUSINESS PRODUCTS - 2.1%
Diebold, Inc.

CONSUMER PRODUCTS - 8.4%
Avon Products, Inc.
Blount International, Inc.*
Helen of Troy, Ltd.* (Bermuda)
Newell Rubbermaid, Inc.
Pactiv Corp.*
Universal Corp.

CONSUMER PRODUCTS/FOOD & BEVERAGE - 4.6%
Anheuser-Busch Cos., Inc.
International Flavors & Fragrances, Inc.

ENERGY - 3.9%
El Paso Corp.
GlobalSanteFe Corp.
Hanover Compressor Co.*
Tidewater, Inc.

HEALTHCARE PRODUCTS - 5.1%
Baxter International, Inc.
Beckman Coulter, Inc.
Thoratec Corp.*

HEALTHCARE SERVICES - 1.5%
AmerisourceBergen Corp.
Apria Healthcare Group, Inc.*

INDUSTRIAL PRODUCTS - 5.1%
Cabot Corp.
Dionex Corp.*
Mine Safety Appliances Co.
Sealed Air Corp.
Spartech Corp.

INDUSTRIAL SERVICES - 8.1%
ABM Industries, Inc.
Allied Waste Industries, Inc.*
Sysco Corp.
Waste Management, Inc.

INFORMATION TECHNOLOGY SERVICES - 2.1%
BearingPoint, Inc.*
Unisys Corp.*

INSURANCE - 4.3%
Cincinnati Financial Corp.
Everest Re Group, Ltd. (Barbados)
XL Capital, Ltd. Class A (Bermuda)

INSURANCE BROKERS - 2.6%
Willis Group Holdings, Ltd. (United Kingdom)

OIL & GAS - 1.8%
Kinder Morgan Management, LLC*

PHARMACEUTICALS - 3.3%
MedImmune, Inc.*
Schering-Plough Corp.

REAL ESTATE - 3.5%
Apartment Investment & Management Co. Class A REIT
Healthcare Realty Trust, Inc. REIT

RESTAURANTS - 0.4%
Ruby Tuesday, Inc.

RETAIL - 7.3%
Rent-A-Center, Inc.*
Ross Stores, Inc.
Safeway, Inc.
Tuesday Morning Corp.

TECHNOLOGY - 6.2%
Analog Devices, Inc.
Entegris, Inc.*
Tektronix, Inc.
Western Digital Corp.*
Xilinx, Inc.
Zebra Technologies Corp. Class A*

TELECOMMUNICATIONS EQUIPMENT - 2.1%
Nokia Oyj ADR (Finland)

TELECOMMUNICATIONS SERVICES - 2.3%
Alltel Corp.

UTILITIES - 3.9%
Dynegy, Inc. Class A*
Hawaiian Electric Industries, Inc.
TECO Energy, Inc.

Breakdowns -
Common Stock Cost	$1,406,575,080
Common Stock %	94.8%
U.S. Treasury Bills	1.7%
Cash and Other Assets Less Liabilities	3.5%

ADR — American Depository Receipt

REIT — Real Estate Investment Trust

*            Non-income producing securities